ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES THIRD QUARTER 2021
FINANCIAL AND OPERATING RESULTS AND INITIATION OF CAPITAL RETURN
PROGRAM

Nashville, Tennessee and Vancouver, British Columbia - November 23, 2021 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2021.  Alpine Summit's unaudited interim financial statements and notes, as well as Management's Discussion and Analysis ("MD&A") for the three and nine months ended September 30, 2021 will be available at "www.sedar.com" and "www.sec.gov/edgar", as well as on our website at "www.alpinesummitenergy.com".

We are also pleased to announce that Alpine Summit's Board of Directors has approved the launch of the Company's capital return program for 2022, which consists of i) the initiation of a monthly dividend and ii) a share buyback program.  The dividend policy approved by the Board, and expected to commence in January 2022, provides for the Company to distribute to its shareholders a portion of the funds received by the Company from its operating subsidiary, HB2 Origination, LLC ("HB2"), which intends to distribute US$1.45 million per month to the Company's shareholders and HB2's other unitholders (which represents approximately 50.1 million Subordinate Voting Shares ("SVS"), on a fully converted basis, as of the date of this news release).  The Company also intends to apply to the TSX Venture Exchange (the "TSXV") for approval to implement a normal course issuer bid ("NCIB") to repurchase up to $17.5 million of its SVS through the facilities of the TSXV at market prices during calendar year 2022 (subject to the 5% limit governing the NCIB).  The NCIB is subject to the review and approval of the TSXV.

Craig Perry, Chief Executive Officer, remarked "In light of the strength of our drilling results, operational momentum and access to development capital, our Board has approved the initiation of a monthly dividend and pursuit of a buyback program as the first stage of the shareholder capital return program for 2022.  We believe the unique combination of rapid growth, deleveraging and return of capital are enabled by the strong commodity price environment and our capital velocity business model.  Additionally, we believe the market price of our stock does not reflect the underlying value, which is the impetus for initiating the NCIB."

Third Quarter 2021 Financial and Operating Highlights:

● Average gross production of ~5,400 BOE/day during the quarter

● Adj. EBITDA1  of US$12.0 million for the quarter and Adj. EBITDA US$29.5 million for the YTD period

● Significant addition of attractive drilling locations

● Completion of Holbrook leasing activity

● Completion of RTO and listing on the TSXV and pursuit of NASDAQ Listing

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1Adjusted EBITDA is a non-IFRS Financial Performance Measure. Please refer to the "Non-IFRS Financial Performance Measures" at the end of this news release for further information and a reconciliation to the nearest IFRS measure.

Third Quarter Review & Outlook

During the quarter, the Company had continuous rig activity in the Giddings Field.  Historically, the Company's wells in that area are modern horizontal wells with high intensity slick-water fracs and average completed lateral lengths of over 5,000 feet.  In today's environment, the well level economics are significantly in excess of the Company's return hurdles.  During the quarter, all new wells from the first development partnership ("DP1") were on production, with the last to come online during August.  Only one of the wells from the second development partnership ("DP2") contributed to production beginning in September.

Building upon the momentum generated through the Company's development partnerships, favorable inventory locations, and the strong commodity price environment, the Company anticipates continued growth in production and financial results for the fourth quarter 2021 and for the fiscal year 2022.  Alpine Summit expects production in the fourth quarter of 2021 to average ~8,300 BOE/d, an increase of ~50% compared to the third quarter 2021.  The majority of this incremental production is unhedged.

The Company reaffirms its guidance of US$110 million of EBITDA2  in 2022 and average production of 13,500 gross BOE/day, expecting production to increase by ~2,000 gross BOE/d quarterly in 2022.  The Company's production mix is expected to be ~60% liquids (Oil & NGLs) and ~40% natural gas. The Company believes it could maintain its 2022 production and EBITDA profile with US$30 million to US$50 million of annual capital spending in a flat US$60 WTI and US$3.50/MCF gas price environment.

Development Partnerships

Since the beginning of 2021, Alpine Summit has funded a significant portion of its development activity through its development partnerships. The development partnerships are jointly capitalized by Alpine Summit and external partners to develop discrete packages of wells (typically 5+ locations). During the third quarter of 2021, DP1, which was launched in March of 2021, was successfully repaid. DP2 was launched in July and generated a small contribution to third quarter 2021 results.  All production for DP2 is expected to be brought online by the end of the fourth quarter 2021. The third development partnership ("DP3") development activity is underway with initial production expected during the first quarter of 2022.

Hedging Activity

During 2020 and 2021, the global pandemic and other factors contributed to significant disruption in commodity prices and access to credit for the oil and gas industry.  In order to secure financing, the Company may enter into hedges as required by lenders and other counterparties.  In general, as part of managing its normal course financial obligations and meeting lender requirements, the Company would expect to hedge approximately 25-50% of its estimated forward 12-month production on a rolling basis. However, during the nine-month period ended September 30, 2021, the Company estimates that approximately 85% of its production was hedged at an average price of US$43.38/WTI and US$2.61/MMCF.  This outsized hedging activity relates principally to obligations associated with amortizing its first lien credit facility (the "Facility"), which was established in December 2020 in connection with the buyout of legacy partners.  The Facility has a balance of US$28.1 million and associated remaining hedging obligations of US$24.0 million as of September 30, 2021, which amortize over the remaining six years of the Facility's life.

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2 EBITDA is a non-IFRS Financial Performance Measure. Please refer to the "Non-IFRS Financial Performance Measures" at the end of this news release for further information and a reconciliation to the nearest IFRS measure.

Longer dated hedging contracts established in December 2020, as a percent of total production, will reduce significantly over the remainder of the Facility's term. For the quarter ending December 31, 2021, it is expected that ~30% of total oil production is hedged at US$52.60 WTI/bbl and 36% of its natural gas production is hedged at US$2.77/MMCF.  For 2022, the Company estimates that ~15% of its oil production and ~10% of its natural gas production will be hedged at average prices of US$54.70/WTI and US$3.31/MMCF.

Continued Deleveraging

Since the beginning of 2021, the Company has retired total liabilities of US$39.4 million on a consolidated basis, consisting of US$5.3 million in notes, US$4.7 million in preferred stock, US$15.1 million in first lien obligations and US$14.3 million in hedging obligations.

The Company anticipates retiring the balance of its asset backed preferred instrument during the course of 2022 in addition to the continued amortization of its existing first lien facility and associated hedging obligations.

Additional Business Activities

Helium is a scarce, inert gas that is central to many technologies.  Global demand for helium has continued to grow, while new supply has been limited.  The Company believes there is an opportunity to develop additional helium assets at compelling returns from known basins in North America, including Arizona.

Alpine Summit's experience as a developer positions it to explore this opportunity. During the third quarter of 2021, the Company completed a leasing program in and around the Holbrook Basin of Arizona, securing 71,000 Net Mineral Acres.

The Holbrook Basin is well known for its rich helium content which other operators have recently demonstrated.  The Company intends to run a small scale exploration program during 2022 with a budget of ~US$3.0 million.  There can be no assurances regarding the future outcome or viability of the exploratory activity.

NASDAQ Listing

As previously announced, the Company is in the process of applying for a dual listing on the NASDAQ exchange, and will continue to pursue its NASDAQ application during 2022.

Non-IFRS Financial Performance Measures

Non-GAAP Financial Performance Measures included in this news press release are references to the term "Adjusted EBITDA" and "EBITDA". Management believes these measures are helpful supplementary measures of financial and operating performance and provide users with similar, but potentially not comparable, information that is commonly used by other oil and natural gas companies. These terms do not have any standardized meaning prescribed by IFRS and should not be considered an alternative to, or more meaningful than "profit (loss) before taxes", "profit (loss) and comprehensive income (loss)" or assets and liabilities as determined in accordance with IFRS as a measure of the Company's performance and financial position.

Adjusted EBITDA Reconciliation

Management uses a non-IFRS metric of Adjusted EBITDA to track performance of the Company.  This measure includes the addition of hedging losses as well as other items which the Company views as "one-time" in nature in order to track the performance of the core business.  For the three months and year to date periods ended September 30, 2021, the Company generated US$12.0 million and US$29.5 million of Adjusted EBITDA, respectively, as shown below.

EBITDA Reconciliation	3 Months Ended Sept. 30, 2021	9 Months Ended Sept. 30, 2021
Net Income	$ (15,074,398)	$ (48,052,933)
(+) Depletion Expense	3,769,510	10,475,937
(+) Non-Consolidated Interest	(4,252,100)	(4,252,100)
(+) Interest Expense	10,991,673	16,751,963
(+) Non-Cash Stock Based Compensation	0	9,073,228
(+) Non-Cash Bonus Accrual	634,500	3,077,095
(+) Listing & Formations and Related Expenses	1,985,697	3,020,371
(+) Hedging Expenses	13,973,410	39,382,889
Adjusted EBITDA	$12,028,292	$29,476,450

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone:  403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements regarding monthly dividends and implementation of the NCIB, growth in production, as well as production and financial results in the fourth quarter of 2021 and 2022, guidance and production mix for 2022, the production timing for DP2, initial production timing for DP3, future hedging activities, additional deleveraging activities, results of the Company's helium exploration initiative and the NASDAQ listing.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the impact of the RTO and the potential listing on NASDAQ on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors, as well as the potential for Alpine Summit to fail to either meet the NASDAQ listing standards or ultimately be approved for listing by the NASDAQ; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.